KWESST Micro Systems Inc. Announces CAD $3.5 Million Private Placement

Ottawa, Ontario, February 19, 2025 - KWESST Micro Systems Inc. (NASDAQ: KWE) (NASDAQ: KWESW) (TSXV: KWE) ("KWESST" or the "Company"), today announced that it has entered into definitive securities purchase agreements dated February 19, 2025 with accredited and institutional investors for the issuance and sale of the Company's securities, on a brokered private placement basis, for aggregate gross proceeds of approximately CAD$3.5 million (approximately US$2.5 million) (the "Offering").

As a part of the Offering, the Company plans to issue 3,787,879 common shares, no par value per share (each a "Common Share"), and/or pre-funded warrants to acquire one Common Share of the Company (each a "Pre-funded Warrant") in lieu thereof, at a price of CAD$0.928 (approximately US$0.66) per Common Share and/or Pre-Funded Warrant, inclusive of the exercise price of CAD$0.001 per Common Share. Each Common Share, or Pre-funded Warrant, is bundled with one common share purchase warrant of the Company (each a "Common Warrant"). Each Common Warrant is immediately exercisable and entitles the holder to acquire one Common Share at an exercise price of CAD$1.16 (approximately US $0.817) per Common Share for a period of 60 months following the closing of the Offering. Although the Common Shares, or Pre-funded Warrants, are each bundled with a Common Warrant, each security will be issued separately.

KWESST intends to use the aggregate net proceeds from the Offering for general working capital purposes.

ThinkEquity is acting as sole placement agent for the Offering. As compensation for services rendered, the Company will (i) pay to ThinkEquity, at the Closing, a cash fee (the "Cash Fee") equal to 7.5% of the aggregate gross proceeds of the Offering and (ii) issue to ThinkEquity or its designees such number of warrants to purchase a number of Common Shares equal to 5.0% of the Pre-funded Warrants sold in the Offering (the "Placement Agent Warrants"). The Placement Agent Warrants will be immediately exercisable, and entitle the holder to acquire one Common Share at an exercise price of CAD$1.16 (approximately US$0.817) per Common Share for a period of 60 months following the closing of the Offering.

The Offering remains subject to the approval of the TSX Venture Exchange.

The securities being offered and sold by KWESST in the Offering have not been registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws and may not be offered or sold in the United States, or to or for the account or benefit of U.S. persons, absent registration under the Securities Act and all applicable state securities laws or pursuant to an exemption from such registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) develops and commercializes breakthrough next-generation tactical systems for military and security forces.  The Company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK.  The Company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada with representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Contact:

David Luxton, Chairman: luxton@kwesst.com or

Sean Homuth, President and CEO: homuth@kwesst.com or

Jennifer Welsh, Chief Financial Officer: welsh@kwesst.com or

Jason Frame, Investor Relations: frame@kwesst.com or 587-225-2599

Forward-Looking Information and Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including general economic and stock market conditions; loss of markets; and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.